December 6, 2006
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 8-K Filed on February 2, 2006
Form 8-K Filed on April 30, 2006
File No. 000-15386
Dear Ms. Collins:
     We are in receipt of the letter dated November 9, 2006 (the “Third Staff Letter”), whereby the Staff of the Securities and Exchange Commission (the “Commission”) responded to our letter dated September 11, 2006 and submitted additional comments with respect to certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2005, the Current Report on Form 8-K filed on February 2, 2006 and the Current Report on Form 8-K filed on April 30, 2006 of Cerner Corporation (the “Company”). On behalf of the Company, set forth below are the Company’s responses to the additional comments identified in your Third Staff Letter. For your convenience, we have repeated each of the comments set forth in the Third Staff Letter and followed each comment with the Company’s response.
1.	We note your response to our prior comment no. 1 in which you acknowledge that prior to fiscal 2006 your practice was to delay the start of amortization of capitalized software development costs to the beginning of the next fiscal year following release of the product or enhancement. We further note your statement that the impact on fiscal 2005 was not material. Provide us your analysis under SAB 99 for each of the years covered by this annual report supporting your concluding that the impact of misapplying the guidance in paragraph 8 was not material. Your analysis should also include your consideration of the impact of this error in combination with other identified errors and unrecorded adjustments as discussed in our prior comment no. 5. In this regard, provide us a comprehensive analysis of the impact of all identified misstatements and unrecorded adjustments on each line item impacted in your annual and quarterly financial statement for fiscal 2003, 2004 and 2005.

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

Company Response:

In response to your comment, we have provided a comprehensive analysis of the impact of all identified misstatements and unrecorded adjustments for all annual and quarterly periods for fiscal 2003, 2004 and 2005 as presented in Appendix B. We also have provided an updated SAB 99 assessment presented in Appendix A. We would like to call your attention to a few changes to our previous response and analysis that have occurred.

First, in our September 11, 2006 Response to Comment 1.h. we indicated that we estimated that if the Company had been strictly following the guidance in paragraph 8 of SFAS 86 for amortizing software costs previously capitalized, net income before tax would have been $1.7 million higher in 2005. We have subsequently uncovered an error in the mechanics of our previous calculation that has now been corrected. As a result, the impact of utilizing the method in SFAS 86 versus our policy would have decreased pretax net income by $1.9 million.

Secondly, the schedules that were provided in our previous responses related to our SAB 99 assessment with respect to the Zynx tax benefit misstatement were prepared at the time the misstatement was detected in the third quarter of 2005 and did not reflect the uncorrected misstatements that arose in conjunction with our 2005 audit. Furthermore, although we historically had recognized that our capitalized software amortization policy was not strictly in accordance with SFAS 86 and we monitored the materiality of this policy from a high level, the difference historically was not quantified and reflected as an uncorrected misstatement in the summary of uncorrected misstatements prior to 2005.

Our updated materiality assessment for 2003 through 2005 as presented in Appendix B is complete and includes the impact of our software amortization policy and the audit differences that arose in conjunction with our 2005 audit. One audit difference that arose in the 2005 audit related to the incorrect recording of deferred taxes in conjunction with prior business combinations. This difference also had an impact in 2004 and 2003. We have updated the 2004 analysis previously submitted and reflected the impacts for all years in our materiality analysis. We do not believe that these changes as outlined above have a significant impact on our materiality analysis.

Based on our updated SAB 99 analysis presented in Appendix A, we continue to believe that the impact of all identified errors and unrecorded adjustments, both individually and in the aggregate, including the impact of Cerner’s previous policy concerning amortization of capitalized software, are immaterial to our consolidated financial statements for the 2003, 2004 and 2005 fiscal years. As noted in the analysis, the biggest impact from our unrecorded adjustments is the result of the tax entry for Zynx that was corrected in 2005. We have previously provided the staff our SAB 99 memo as it specifically relates to this error and have further clarification in response to Comment 8 herein.

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

2.	We note your response to our prior comment no. 1. Tell us how you considered the guidance in questions 23 and 24 of the FASB Staff Implementation Guide to SFAS 86 regarding product enhancements.
Company Response:

Cerner expenses development costs incurred for product enhancements prior to reaching technological feasibility and capitalizes development costs from that point until the enhancements are available for general release. Cerner’s enhancements entail new features and/or functionality for existing software products, which are fully incorporated into the new version of the software as released and licensed to new clients.

We continually make enhancements to our products and we believe that the enhancements continually extend the useful life of our products.

Question 23 to the FASB Staff Implementation Guide to SFAS 86 states that “If the original product will no longer be marketed, any unamortized cost of the original product should be included with the cost of the enhancement for purposes of applying the net realizable value test and amortization provisions.” According to this guidance, the unamortized costs of the previous versions are added to the costs of the enhancement for subsequent calculations of amortization, and the estimated life of the new total gets reset. Typically, the estimated life is the same as used prior to the enhancement. Mathematically, this method can result in the cost of prior versions never being completely amortized as long as the product is continually enhanced. In order to avoid what we believe would be an inappropriate extension of the amortization period for the original product development costs beyond the useful life, we utilize a vintage account approach to amortizing our products and enhancements.

Under the vintage account approach, we amortize the capitalized costs related to our original product over the original product’s useful life (5 years), and amortize the capitalized costs associated with the enhancements over 5 years from the time the enhancement is completed and available for general release. We believe the vintage approach better reflects the amortization of costs over the useful life of both the original product and enhancements in our particular fact pattern involving the continuous enhancement of our products. We also believe the vintage account approach has been viewed as an acceptable amortization policy in practice for companies that have similar facts to ours, as discussed in the book entitled “Software Industry Accounting” by Joseph Morris and others, as well as the Ernst & Young publication entitled “Accounting for Software Costs: Practice Under FASB Statement No. 86.”

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

With regard to applying the net realizable value test, Cerner combines the unamortized cost of the original product with the cost of the enhancement for purposes of applying the test.
3.	We note your response to our prior comment number 2 a. where you indicate that you believe that the hardware element qualifies for separate accounting under EITF 00-21. Tell us how you considered paragraph 14 of EITF 00-21 in reaching this conclusion. In this regard, explain how you determined that the sale of the hardware element is not contingent upon the delivery of other elements in the arrangement. Also tell us the authoritative literature the Company is following to recognize hardware revenue.
Company Response:
As noted in our prior responses, we do not believe the hardware is a software-related element, and we believe we meet the criteria for separation of the hardware deliverable from the remainder of the deliverables pursuant to EITF 00-21. The Company does not believe that paragraph 14 of EITF 00-21 is applicable based on the fact that the fee allocated to the hardware elements is not contingent upon delivery of any other elements in the arrangement or upon meeting other specified performance conditions. The Company follows the guidance of SEC Staff Accounting Bulletin 104 to recognize hardware revenue.
4.	We note your response to our prior comment number 2 d. and that the Company allocates revenue to the service element using the hourly service rates outer limit of the range nearest to the stated price. Tell us whether you use the outer limit of the range to establish VSOE when the stated contractual rate exceeds the upper limit and if so, your basis for not using the stated contractual rate.
Company Response:
The Company uses the stated contractual rate for services revenue allocation when the stated contractual rate exceeds the VSOE upper limit, as we do not believe the excess revenue (the revenue represented by the difference between the contractual rate and the upper limit of the range used to establish VSOE) is eligible for recognition until the service is provided.
5.	We note your response to our prior comment number 2 e. and that the Company establishes VSOE for hardware maintenance based on renewal rates. Tell us the authoritative literature the Company is applying in accounting for hardware maintenance revenues. In this regard the reference

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

to VSOE in your response implies that the Company is applying the guidance in SOP 97-2.
Company Response:
The Company applies the guidance of FASB Technical Bulletin 90-1 (Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts) for hardware maintenance revenues. FTB 90-1 states that revenues from separately priced extended product maintenance contracts should be recognized on a straight-line basis over the contract period except when the services provided are performed in a manner other than straight-line basis. We have referred to the renewal rates used to defer revenue for these arrangements as VSOE, however, this amount is the same as the ‘separately priced’ amount of the maintenance contract pursuant to FTB 90-1.
6.	We note your response to our prior comment number 3 a. and that the Company believes the renewal rates in hosting arrangements are substantive and appropriately establish VSOE for the hosting service. Considering the wide disparity in renewal rates presented in your response (38% and 139%) it is not evident how the Company has determined that these rates are substantively similar for establishing VSOE of fair value for these services. In this regard please expand on your response and explain how the Company [h]as determined that renewal rates are substantively similar (narrow range) in determining VSOE has been established.
Company Response:

The Company would like to clarify our prior response regarding how we conclude that the renewal provisions in our hosting arrangements are substantive and, thus, appropriately establish VSOE for the hosting services. If you note in our September 11, 2006 Response to Comment 3, we have a column in the chart entitled, “Annual Renewal rate Variable Element per CPU.” In that column of the chart for the two example hosting arrangements presented, you can see that the variable amount per CPU for each hosting arrangement is comparable. We further note in Footnote A to the chart how we price our hosting arrangements based on a fixed component designed to cover the cost of the hardware, and a variable component based on the projected CPU usage.

We do not believe that a comparison of the hosting fee as a percentage of the license fee is a relevant metric for purposes of assessing whether hosting arrangements are substantively similar. The pricing for our licensed software varies by client, type of software solution and other unique metrics that do not have a direct correlation to CPU requirements that determine the pricing of hosting. Rather, we believe that the relevant metric to determine that our hosting arrangements are substantively similar is a

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

comparison of the hosting renewal fees from arrangement to arrangement based on the variable price per projected CPU inherent in those arrangements. In addition, we further evaluate the price per projected CPU compared to the price per projected CPU earned in stand alone hosting arrangements. Stand alone hosting arrangements are those in which a client previously licensed our software and hosted it themselves, and subsequently negotiated a hosting arrangement with us on a stand alone basis. The table below illustrates the correlation of a random sample of bundled hosting arrangements and stand alone hosting arrangements, which demonstrates that our bundled hosting renewal rates are within a sufficiently narrow range when compared to other bundled hosting and stand alone hosting arrangements on this basis:
7.	We note form information presented in Appendix E relating to revenue recognition for licensed software and installation services. In the column headed “Revenue Recognition Timing” you indicate that SOP 81-1 is applied using output milestones. You further indicate that 30% of the amount is recognized upon delivery of the software due to the labor effort expended upon completion of the milestone. It is not apparent from the information presented in Appendix E whether the Company is utilizing output measures or input measures (labor effort) in applying SOP 81-1. If the Company is utilizing output measures explain why the labor effort to deliver software is utilized in determining the amount of revenue to be recognized.

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

Company Response:
The Company utilizes output measures based on expected work effort through the achievement of milestones in the installation of the licensed software. The percentage of revenue assigned to each output measure is determined based on the Company’s historical analysis of labor effort expended through the achievement of each milestone until the completion of the licensed software installation.
8.	We note your response to our prior comment number 5 relating to your SAB 99 analysis. Provide/explain the following items as they relate to your response/analysis:
•	Why the Company believes the “nature” of a misstatement is more significant than the quantitative amount of the misstatement in determining whether an item is material.
Company Response:

Cerner does not believe that the “nature” of a misstatement is more significant than the quantitative amount of the misstatement in determining whether an item is material. If that impression was given in our last response, then we would like to clarify our previous response. As noted in our previous response, we are not aware of a bright line test that would indicate that the Zynx error that occurred in 2004 or the impacts of correcting it in 2005 are quantitatively material. We were trying to explain that we considered the nature of the error in evaluating whether the error was quantitatively material and, in our judgment, could not conclude that the error was quantitatively material. We believe it is appropriate to consider all relevant quantitative and qualitative aspects of a misstatement when assessing materiality, not just the shear quantitative amount of the misstatement.

Our guiding principle in this assessment was based on the Concepts Statement No. 2 definition of materiality, “the magnitude of an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.” As SAB 99 states “But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot be used as a substitute for a full analysis of all relevant considerations.” Further SAB 99 cites Concept Statement No. 2, and states “Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.”

We have updated our overall SAB 99 analysis as part of the response to Comment 1 herein, which is presented in Appendix A. Please see our response to Comment 1 for

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

clarification of the changes made and reflected in Appendix B from that previously submitted.
•	Are there any qualitative reasons, in addition to the ones discussed in your response (no impact on earnings trends, significant growth, etc.) that the Company considered in assessing whether the misstatements were material?
Company Response:
As noted in Cerner’s original materiality memorandum dated October 31, 2005 (attached as Appendix II in the July 12, 2006 response), we considered the following qualitative reasons in assessing whether the misstatements were material:
1.	Impact on earnings trends (none)

2.	Classification of item (tax related)

3.	Frequency (misstatement related to sale of a subsidiary which was the only time in the past 20 years that Cerner has sold a company)

4.	Reaction of Wall Street Analysts (excluded the adjustment from their analyses)

5.	Impact on Cerner’s stock price due to reaction of investors (no change in stock price upon correction in 2005 with full disclosure of impact of misstatement on 2004)

6.	Treatment of the item as it related to management bonuses (misstatement did not impact bonuses)

7.	Compliance with debt covenants (had no impact)

8.	Compliance with regulatory requirements (no impact)

9.	Was the item capable of precise measurement (yes)

10.	Segment impact (non core business sold)
We did not consider any other qualitative reasons in making our assessment.
•	Explain why the amount disclosed in Note 4 of your October 1, 2005 Form 10-Q for the impact of correcting the misstatement is $.12 per diluted share and the amount presented in Appendix H to your response is $.06 per diluted share (as reported — $.33 vs. as adjusted — $27).
Company Response:
Appendix H of Cerner’s September 11, 2006 Response adjusted EPS figures for the prior periods to reflect the 2 for 1 stock split of January 2006 while the Form 10Q for the third

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
December 6, 2006

quarter of 2005 was prior to this event. There was no change in the total amount of the misstatement.
•	Provide an analysis of the impact of the misstatement on the specific financial statement line items: provision for income taxes, accrued income taxes, deferred income taxes, prepaid income taxes, etc.
Company Response:

The misstatement related to the Zynx tax item impacted only the provision for income taxes and net income lines on the income statement and accrued income taxes and retained earnings on the balance sheet.

Cerner did not present accrued income taxes as a separate line item on its balance sheet and instead includes this amount within either “Other accrued expenses” if an amount is owed or “Prepaid expenses and other” if a refund is expected. See attached Appendix C which provides the requested analysis.
*          *          *          *          *
     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,

/s/ Marc G. Naughton

Marc G. Naughton, Senior Vice President and Chief Financial Officer

Attachment A
MEMORANDUM

FOR:	Marc Naughton	FROM:	Scott Siemers

DATE:	November 21, 2006
SUBJECT: MATERIALITY ASSESSMENT FOR IDENTIFIED ERRORS AND UNRECORDED ADJUSTMENTS FOR FISCAL YEARS 2003-2005
Background:
Under SAB 99, Cerner must quantify the impact of all identified errors and unrecorded adjustments including its previous policy to begin amortization of capitalized software beginning on the first day of the year following capitalization. Cerner has prepared this analysis for our annual periods from 2003 through 2005.
As it relates to amortization of capitalized software costs as a result of the non-GAAP policy, Cerner’s net income was over/(under) stated by the amounts shown below.
Income Stmt

2003	($850K	)
2004	$931K
2005	$1,216K
In addition, Cerner had other identified errors and unrecorded adjustments impacting the income statements in 2003, 2004 and 2005. Combining the other identified errors and unrecorded adjustments with the errors in our non-GAAP policy for the amortization of capitalized software development costs for 2003, 2004 and 2005 results in the following increase/(decrease) to net income respectively:
Income Stmt

2003	$1,526K
2004	$7,052K
2005	$(5,988K	)
Issue: In 2003, 2004 and 2005, are the identified errors and unrecorded adjustments either individually or in the aggregate material to Cerner’s consolidated financial statements taken as a whole?
Analysis:
The Company considered the quantitative and qualitative factors noted in Staff Accounting Bulletin (SAB) 99, Materiality in assessing the issues.
Quantitatively, Cerner considered the quantitative impacts of error corrections in relation to full year, which review is supported by paragraph 29 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states the following, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the

Attachment A
estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”
Individual Misstatement Consideration:
Amortization of Capitalized Software Costs
In 2003, 2004 and 2005 Cerner reported net income of $42,791K, $64,648K and $86,251K respectively. Therefore increasing/(decreasing) net income by the impact of the prior software amortization policy ($850K, ($931K) and ($1,216K) respectively for 2003, 2004, and 2005) on a rollover basis results in an increase/(decrease) to net income of 2.0%, (1.4%) and (1.4%) for each of the years. Cerner has concluded that the difference related to the software capitalization is individually immaterial in each of the years from a quantitative aspect to users of its financial statements. Further qualitative factors considered are noted below.
Vacation Pay Accrual
The vacation pay error was an accumulation of insignificant amounts over a number of years that resulted in an out-of-period correcting entry for all years of $3,346K ($2,066K after-tax) in 2004 or 3.2% of net income for that year. The impact of this out-of-period correcting entry was fully disclosed in our third quarter 2004 Form 10-Q and 2004 Annual Report filed on Form 10-K. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
Zynx Tax Benefit
The correcting tax entry related to Zynx recorded in 2005 has been analyzed in a separate SAB 99 memo and provided in a previous response to comments by the Staff. The impact of this misstatement and the out-of-period correcting entry was fully disclosed in our third quarter 2005 Form 10-Q and 2005 Annual Report filed on Form 10-K. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
Aggregate Consideration:
When considering the cumulative impact of all unrecorded adjustments, the resulting impact is to increase/(decrease) net income by 3.6% for 2003, 10.9% for 2004 and (6.9%) for 2005.
The unrecorded adjustment for 2003 were considered quantitatively immaterial. However, we also considered other qualitative factors as noted below.
For 2004, the items having the greatest impact on the aggregate difference of $7,062K is composed of the Zynx tax impact of $4,812K (see separate materiality memo on this item) and the out-of-period vacation accrual impact of $2,066K. The correction of the vacation accrual misstatement was disclosed and recorded in 2004 and had a 3.2% impact individually on net income for 2004. Upon disclosure of the correction of this misstatement in 2004, there was no apparent market reaction to this adjustment. The correction of the Zynx tax misstatement was disclosed and recorded in 2005. The sale of Zynx and the resulting gain on the sale for which the tax benefit error resulted occurred in 2004. At the time the misstatement was discovered in 2005, we had the benefit of hindsight to see how the analysts and investors reacted to the gain itself when it was recorded. This one time gain was basically ignored by the analyst community and investors and there was no apparent market reaction to the transaction itself. There also was no apparent market reaction to the discloser of the correction in 2005. However, we also considered other qualitative factors as noted below.

Attachment A
For 2005, the item having the greatest impact on 2005 was the correction of the Zynx tax benefit misstatement discussed with respect to 2004 above. However, we also considered other qualitative factors as noted below.
Quantitatively the balance sheet impact of these changes is insignificant. At December 31, 2005, Cerner had total assets of $1,304M, current assets of $652M, and equity of $761M.
Cerner also considered the qualitative aspects of the misstatements noted in SAB 99.
The misstatements arise from items capable of precise measurement as the software amortization misstatement has been calculated for each year and the other items are discrete in nature. The misstatements do not change a loss into income or vise versa. They do not concern a segment or other portion of Cerner’s business that has been identified as playing a significant role in Cerner’s operations or profitability, but rather relate to the business as a whole. They also do not affect any compliance with regulatory requirements. These errors do not involve the concealment of an unlawful transaction.
The misstatements do not mask or otherwise hide any earnings trend as Cerner’s earnings have grown over the past three years. It is Cerner’s contention that additional disclosure of the misstatements in excess of what has already been discussed in our financial filings will not impact the stock price and that they will be viewed by all users of Cerner’s financial information as immaterial. The largest misstatement (Zynx tax benefit) does not impact the core business. As the software amortization is a non cash item, it also does not change Cerner’s working capital or liquidity position.
A portion of Cerner’s bonuses to executives is computed on EPS. Cerner’s performance plan document states:
“The Earnings Per Share Target shall be expressed as a specific target earnings per share for such year for the Company’s common stock on a fully diluted basis, before the after-tax effect of any extraordinary items, the cumulative effect of accounting changes, or other nonrecurring items of income or expense including restructuring charges.”
Cerner did not adjust its earnings to reflect the software amortization adjustment in calculating management’s bonuses.
Cerner has previously discussed all unrecorded adjustments with its Audit Committee. The Committee has reviewed the background information and supporting documentation and discussed these items with Cerner’s external auditors. The Audit Committee was comfortable that these items were immaterial from both a quantitative and qualitative standpoint.
Conclusion:
After giving consideration to the quantitative and qualitative factors noted in SAB 99, Cerner believes that the 2003, 2004 and 2005 identified errors and unrecorded adjustments, both individually and in the aggregate, are immaterial to its consolidated financial statements taken as a whole.

Attachment B

		Q103			Q203			Q303			Q403			YTD 2003
	Q103 As	Unrecorded	Q103 If	Q203 As	Unrecorded	Q203 If	Q303 As	Unrecorded	Q303 If	Q403 As	Unrecorded	Q403 If	YTD2003 As	Unrecorded	YTD 2003
In thousands, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	If Adjusted
Revenues:
System sales	78,594	—	78,594	82,742	—	82,742	80,193	—	80,193	90,820	—	90,820	332,349	—	332,349
Support, maintenance and services	112,932	—	112,932	116,240	—	116,240	118,774	—	118,774	128,849	—	128,849	476,795	—	476,795
Reimbursed travel	6,665	—	6,665	8,713	—	8,713	7,325	—	7,325	7,740	—	7,740	30,443	—	30,443

Total revenues	198,191	—	198,191	207,695	—	207,695	206,292	—	206,292	227,409	—	227,409	839,587	—	839,587

Costs and expenses:
Cost of revenues	48,252	—	48,252	53,096	—	53,096	45,435	—	45,435	47,507	—	47,507	194,290	—	194,290
Cost of system sales
Cost of support, maintenance and services
Cost of reimbursed travel
Sales and client service	88,091	—	88,091	86,646	—	86,646	84,794	—	84,794	93,197	—	93,197	352,728	—	352,728
Software development	37,458	(780)	36,678	38,457	(355)	38,102	39,255	(648)	38,607	41,066	406	41,472	156,236	(1,377)	154,859
General and administrative	13,142	—	13,142	13,149	—	13,149	15,083	—	15,083	16,862	—	16,862	58,236	—	58,236
Write off of in-process research and development	—	—	—		—	—		—	—		—	—	—	—	—

Total costs and expenses	186,943	(780)	186,163	191,348	(355)	190,993	184,567	(648)	183,919	198,632	406	199,038	761,490	(1,377)	760,113

Operating earnings	11,248	780	12,028	16,347	355	16,702	21,725	648	22,373	28,777	(406)	28,371	78,097	1,377	79,474

Other income (expense):
Interest expense, net	(1,846)	—	(1,846)	(1,603)	—	(1,603)	(1,703)	—	(1,703)	(1,865)	—	(1,865)	(7,017)	—	(7,017)
Other income	16	—	16	127	—	127	24	—	24	(25)	—	(25)	142	—	142

Total other income (expense), net	(1,830)	—	(1,830)	(1,476)	—	(1,476)	(1,679)	—	(1,679)	(1,890)	—	(1,890)	(6,875)	—	(6,875)

Earnings before income taxes	9,418	780	10,198	14,871	355	15,226	20,046	648	20,694	26,887	(406)	26,481	71,222	1,377	72,599
Income taxes	(3,825)	(129)	(3,954)	(5,928)	33	(5,895)	(7,999)	(79)	(8,078)	(10,679)	324	(10,355)	(28,431)	149	(28,282)

Net earnings	5,593	651	6,244	8,943	388	9,331	12,047	569	12,616	16,208	(82)	16,126	42,791	1,526	44,317

Basic earnings per share	0.08		0.09	0.13		0.13	0.17		0.18	0.23		0.23	0.61		0.63

Basic weighted average shares outstanding	71,118		71,118	70,790		70,790	70,718		70,718	70,989		70,989	70,710		70,710

Diluted earnings per share	0.08		0.09	0.13		0.13	0.17		0.17	0.22		0.22	0.59		0.61

Diluted weighted average shares outstanding	73,420		73,420	71,462		71,462	72,730		72,730	73,871		73,871	72,712		72,712

Attachment B

		Q104			Q204			Q304						YTD 2004
	Q104 As	Unrecorded	Q104 If	Q204 As	Unrecorded	Q204 If	Q304 As	Unrecorded	Q304 If	Q404 As	Q404	Q404 If	YTD2004 As	Unrecorded	YTD 2004
In thousands, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Unrecorded Adjustments	Adjusted	Reported	Adjustments	If Adjusted
Revenues:
System sales	84,512	—	84,512	84,853	—	84,853	82,882	—	82,882	99,614	(551)	99,063	351,861	(551)	351,310
Support, maintenance and services	127,069	—	127,069	133,949	—	133,949	140,123	—	140,123	141,273	—	141,273	542,414	—	542,414
Reimbursed travel	7,146	—	7,146	9,588	—	9,588	8,062	—	8,062	7,285	—	7,285	32,081	—	32,081

Total revenues	218,727	—	218,727	228,390	—	228,390	231,067	—	231,067	248,172	(551)	247,621	926,356	(551)	925,805

Costs and expenses:
Cost of revenues	46,673	(223)	46,450	50,564	(224)	50,340	45,013	(224)	44,789	54,098	(224)	53,874	196,348	(895)	195,453
Cost of system sales
Cost of support, maintenance and services
Cost of reimbursed travel
Sales and client service	92,842	—	92,842	94,232	—	94,232	98,919	—	98,919	97,635	—	97,635	383,628	—	383,628
Software development	42,554	(814)	41,740	42,769	135	42,904	42,837	516	43,353	43,429	1,670	45,099	171,589	1,507	173,096
General and administrative	14,145	—	14,145	14,919	—	14,919	17,942	(3,346)	14,596	16,321	—	16,321	63,327	(3,346)	59,981
Write off of in-process research and development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total costs and expenses	196,214	(1,037)	195,177	202,484	(89)	202,395	204,711	(3,054)	201,657	211,483	1,446	212,929	814,892	(2,734)	812,158

Operating earnings	22,513	1,037	23,550	25,906	89	25,995	26,356	3,054	29,410	36,689	(1,997)	34,692	111,464	2,183	113,647

Other income (expense):
Interest expense, net	(2,115)	—	(2,115)	(1,792)	—	(1,792)	(1,585)	—	(1,585)	(660)	—	(660)	(6,152)	—	(6,152)
Other income	3,014	—	3,014	(174)	—	(174)	52	—	52	(284)	—	(284)	2,608	—	2,608

Total other income (expense), net	899	—	899	(1,966)	—	(1,966)	(1,533)	—	(1,533)	(944)	—	(944)	(3,544)	—	(3,544)

Earnings before income taxes	23,412	1,037	24,449	23,940	89	24,029	24,823	3,054	27,877	35,745	(1,997)	33,748	107,920	2,183	110,103
Income taxes	(9,283)	5,835	(3,448)	(9,626)	189	(9,437)	(10,044)	(945)	(10,989)	(14,319)	(210)	(14,529)	(43,272)	4,869	(38,403)

Net earnings	14,129	6,872	21,001	14,314	278	14,592	14,779	2,109	16,888	21,426	(2,207)	19,219	64,648	7,052	71,700

Basic earnings per share	0.20		0.28	0.20		0.20	0.20		0.23	0.30		0.28	0.90		0.99

Basic weighted average shares outstanding	71,322		71,322	72,088		72,088	72,506		72,506	72,174		72,174	72,174		72,174

Diluted earnings per share	0.19		0.27	0.19		0.19	0.20		0.23	0.29		0.27	0.86		0.95

Diluted weighted average shares outstanding	74,444		74,444	75,020		75,020	75,306		75,306	75,142		75,142	75,142		75,142

Attachment B

		Q105			Q205			Q305			Q405			YTD 2005
	Q105 As	Unrecorded	Q105 If	Q205 As	Unrecorded	Q205 If	Q305 As	Unrecorded	Q305 If	Q405 As	Unrecorded	Q405 If	YTD2005 As	Unrecorded	YTD 2005 If
In thousands, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues:
System sales	99,942	551	100,493	105,200	—	105,200	110,173	—	110,173	134,419	(949)	133,470	449,734	(398)	449,336
Support, maintenance and services	156,001	—	156,001	164,251	—	164,251	175,208	—	175,208	182,204	—	182,204	677,664	—	677,664
Reimbursed travel	6,591	—	6,591	8,364	—	8,364	9,241	—	9,241	9,191	—	9,191	33,387	—	33,387

Total revenues	262,534	551	263,085	277,815	—	277,815	294,622	—	294,622	325,814	(949)	324,865	1,160,785	(398)	1,160,387

Costs and expenses:
Cost of revenues	55,408	895	56,303	59,601	—	59,601	65,305	—	65,305	74,371	—	74,371
Cost of system sales													171,073	895	171,968
Cost of support, maintenance and services													50,226	—	50,226
Cost of reimbursed travel													33,387	—	33,387
Sales and client service	110,840	—	110,840	114,291	—	114,291	117,010	—	117,010	124,065	—	124,065	466,206	—	466,206
Software development	49,329	495	49,824	48,702	149	48,851	53,968	663	54,631	59,456	663	60,119	211,455	1,970	213,425
General and administrative	17,922	—	17,922	21,013	—	21,013	21,142	—	21,142	21,543	41	21,584	81,620	41	81,661
Write off of in-process research and development	6,382	—	6,382	—	—	—	—	—	—	—	—	—	6,382	—	6,382

Total costs and expenses	239,881	1,390	241,271	243,607	149	243,756	257,425	663	258,088	279,435	704	280,139	1,020,349	2,906	1,023,255

Operating earnings	22,653	(839)	21,814	34,208	(149)	34,059	37,197	(663)	36,534	46,379	(1,653)	44,726	140,436	(3,304)	137,132

Other income (expense):
Interest expense, net	(1,742)	—	(1,742)	(1,366)	—	(1,366)	(1,358)	—	(1,358)	(1,392)	—	(1,392)	(5,858)	—	(5,858)
Other income	30	—	30	47	—	47	310	—	310	279	—	279	666	—	666

Total other income (expense), net	(1,712)	—	(1,712)	(1,319)	—	(1,319)	(1,048)	—	(1,048)	(1,113)	—	(1,113)	(5,192)	—	(5,192)

Earnings before income taxes	20,941	(839)	20,102	32,889	(149)	32,740	36,149	(663)	35,486	45,266	(1,653)	43,613	135,244	(3,304)	131,940
Income taxes	(8,421)	537	(7,884)	(13,086)	273	(12,813)	(9,593)	(4,342)	(13,935)	(17,893)	848	(17,045)	(48,993)	(2,684)	(51,677)

Net earnings	12,520	(302)	12,218	19,803	124	19,927	26,556	(5,005)	21,551	27,373	(805)	26,568	86,251	(5,988)	80,263

Basic earnings per share	0.17		0.16	0.27		0.27	0.35		0.28	0.36		0.35	1.16		1.08

Basic weighted average shares outstanding	73,480		73,480	74,314		74,314	75,778		75,778	76,757		76,757	74,144		74,144

Diluted earnings per share	0.16		0.16	0.25		0.26	0.33		0.27	0.34		0.33	1.10		1.03

Diluted weighted average shares outstanding	76,588		76,588	77,972		77,972	79,794		79,794	80,811		80,810	78,090		78,090

Attachment B
     Detail of Unrecorded Adjustments
     (+ = debit, — = credit)

			’03					’04					’05
			1Q03	2Q03	3Q03	4Q03	2003	1Q04	2Q04	3Q04	4Q04	2004	1Q05	2Q05	3Q05	4Q05	2005
(A	)	To adjust for the non-GAAP policy around software capitalization	(780)	(355)	(648)	406	(1,377)	(814)	135	516	1,670	1,507	495	149	663	663	1,970

(B	)	To properly remove depreciation expense recorded for a fixed asset which was disposed of in 2003	—	—	—	—	—	(142)	(142)	(142)	(142)	(568)	—	—	—	—	—

(C	)	To properly reduce accrued commissions to account for commissions paid in November	—	—	—	—	—	(81)	(82)	(82)	(82)	(327)	—	—	—	—	—

(D	)	To properly state accounts receivable as a result of our confirmation procedures (known error of $69k extrapolated across population)	—	—	—	—	—	—	—	—	551	551	—	—	—	—	—

(E	)	To properly remove out of period vacation accrual	—	—	—	—	—	—	—	(3,346)	—	(3,346)	—	—	—	—	—

(F	)	Reversal of prior year entries (b-d above)	—	—	—	—	—	—	—	—	—	—	344	—	—	—	344

(G	)	To properly extrapolate error in deferred revenue testing	—	—	—	—	—	—	—	—	—	—	—	—	—	430	430

(H	)	To write-off loan of product in the current year due to the Company’s estimate of recoverability	—	—	—	—	—	—	—	—	—	—	—	—	—	519	519

(I	)	To properly record cash activity in the December bank reconciliation	—	—	—	—	—	—	—	—	—	—	—	—	—	41	41

(J	)		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

		Total	(780)	(355)	(648)	406	(1,377)	(1,037)	(89)	(3,054)	1,997	(2,183)	839	149	663	1,653	3,304
		Tax Effect	298	136	248	(155)	527	397	34	1,168	(764)	835	(321)	(57)	(254)	(632)	(1,264)
		After Tax Amount	(482)	(219)	(400)	251	(850)	(640)	(55)	(1,886)	1,233	(1,348)	518	92	409	1,021	2,040
(K	)	To properly record tax benefit on Zynx sale	—	—	—	—	—	(4,812)	—	—	—	(4,812)	—	—	4,812	—	4,812

(L	)	To properly reverse tax expense which was recorded as an estimate on the sale of Zynx and then reversed in Q4 when client realized the sale would result in a tax loss	—	—	—	—	—	(1,197)	—	—	1,197	—	—	—	—	—	—

(N	)	To properly record the tax effect of book/ tax differences relating to intangibles acquired in stock acquisitions	(169)	(169)	(169)	(169)	(676)	(223)	(223)	(223)	(223)	(892)	(216)	(216)	(216)	(216)	(864)

		Total	(651)	(388)	(569)	82	(1,526)	(6,872)	(278)	(2,109)	2,207	(7,052)	302	(124)	5,005	805	5,988

		Net Income	5,593	8,943	12,047	16,208	42,791	14,129	14,314	14,779	21,426	64,648	12,520	19,803	26,556	27,372	86,251

		Audit Difference as a % of Net Income	11.6%	4.3%	4.7%	-0.5%	3.6%	48.6%	1.9%	14.3%	-10.3%	10.9%	-2.4%	0.6%	-18.8%	-2.9%	-6.9%

		As a % of Net Income (+=increase):
(A)		- SW Cap	8.6%	2.5%	3.3%	-1.5%	2.0%	3.6%	-0.6%	-2.2%	-4.8%	-1.4%	-2.4%	-0.5%	-1.5%	-1.5%	-1.4%
(K)&(L)		- Zynx	0.0%	0.0%	0.0%	0.0%	0.0%	42.5%	0.0%	0.0%	-5.6%	7.4%	0.0%	0.0%	-18.1%	0.0%	-5.6%
(E)		- Vacation	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	14.0%	0.0%	3.2%	0.0%	0.0%	0.0%	0.0%	0.0%
(B)+(C)+(D) +(F)+(G)+ (H)+(I)+(N)		- All other	3.0%	1.9%	1.4%	1.0%	1.6%	2.6%	2.5%	2.4%	0.1%	1.7%	0.0%	1.1%	0.8%	-1.4%	0.0%

Attachment C
Impact on line items for Tax Benefit on Sale of Zynx
(amounts in ‘000 except for EPS)

		Full Year		Full Year
	Q1 2004	2004	Q3 2005	2005
As Originally Reported:
Income tax expense	9,283	43,272	9,593	48,993
Net Income	14,129	64,648	26,556	86,251
Basic EPS	0.20	0.90	0.36	1.16
Fully diluted EPS	0.19	0.86	0.34	1.10
Prepaid expenses and other	33,379	30,117	54,439	42,685
Other accrued expenses	12,629	6,634	13,912	20,078
Retained Earnings	293,492	344,011	402,890	430,262

If adjusted tax benefit would have been recorded in Q1 2004
Income tax expense	4,471	38,460	14,405	53,805
Net Income	18,941	69,460	21,744	81,439
Basic EPS	0.27	0.96	0.29	1.10
Fully diluted EPS	0.25	0.92	0.27	1.04
Prepaid expenses and other	38,191	34,929	54,439	42,685
Other accrued expenses	12,629	6,634	13,912	20,078
Retained Earnings	298,304	348,823	402,890	430,262